Exhibit 19.1

WAVE LIFE SCIENCES LTD.

(the “Company” or “Wave”)

INSIDER TRADING POLICY

(as of March 4, 2025)

Important Notice: Notwithstanding anything to the contrary in this Insider Trading Policy, all transactions in Wave’s securities by Company Personnel (as defined on the next page) must be conducted pursuant to Rule 10b5-1 trading plans until further notice. This also includes transactions involving the equity compensation securities (options and RSUs) that the Company has granted to Company Personnel. This “10b5-1 for all” requirement, which was adopted on August 3, 2017, was developed with the goal of equitable application across the organization. Please see Section (IV) below and the Rule 10b5-1 Guidelines for additional information.

Wave Life Sciences Ltd. (the “Company”) has adopted the following policy regarding trading by Company Personnel in the Company’s securities (the “Insider Trading Policy,” or this “Policy”). This Policy applies to all “Company Personnel,” which includes the Board of Directors, officers, employees, consultants and contractors of the Company and its subsidiaries. This Policy also applies to Related Persons, including certain family members, other members of a person’s household and entities controlled by Company Personnel, as further described in Section (IV)(C) below.

I.
The Need for an Insider Trading Policy

This Policy has been developed:

•
to educate all Company Personnel as to the federal securities laws and the rules of the Securities and Exchange Commission (the “SEC”) on insider trading in public company securities;
•
to set forth requirements that apply to Company Personnel and other persons covered by this Policy who seek to trade in the Company’s securities;
•
to protect the Company and Company Personnel from legal liability; and
•
to preserve the reputation of the Company and Company Personnel for integrity and ethical conduct.

Because the Company is a public company, transactions in the Company’s securities are subject to the federal securities laws and regulations adopted by the SEC. These laws and regulations make it illegal for an individual to buy or sell securities of the Company while aware of material non-public information. The SEC takes insider trading very seriously and devotes significant resources to uncovering the activity and to prosecuting offenders. Liability may extend not only to the individuals who trade while in possession of material non-public information but also to their “tippers,” people who leak material non-public information to individuals who then trade based on that information. The Company and “controlling persons” of the Company may also be liable for violations by Company employees.

II.
What is Material Non-Public Information?
A.
Definition.

Material non-public information is any information (positive or negative) that:

•
is not generally known to the public, and
•
which, if publicly known, would likely affect either the market price of the Company’s securities or a person’s decision to buy, sell or hold the Company’s securities.
B.
Examples. Common examples of information that will frequently be regarded as material include, but are not limited to:

 significant new products or scientific or technology discoveries;

 significant clinical or regulatory developments;

 significant scientific data;

 news of a pending or proposed merger, acquisition or tender offer;

 news of a pending or proposed acquisition or disposition of a significant asset;

 news of a pending or proposed joint venture, strategic collaboration or license agreement;

 quarterly or annual earnings results;

 projections of future financial results;

 earnings or losses;

 a company restructuring;

 significant transactions with officers, directors or greater than 5% shareholders;

 financing transactions;

 changes in dividend policies, the declaration of a stock split or the offering of additional securities;

 establishment of a stock repurchase program;

 changes in pricing or cost structure of Company products or services;

 changes in management;

 changes in auditors or notification that the auditor’s reports may no longer be relied upon;

 pending or threatened significant litigation, or the resolution of such litigation;

 impending bankruptcy or financial liquidity problems;

 internal financial information which departs from what the market expects;

 the gain or loss of a significant customer or supplier, major contract, license, registration or collaboration;

 the entry, amendment or termination of a material contract; or

 other items that require the filing of a Current Report on Form 8-K with the SEC.

C.
Twenty-Twenty Hindsight. In determining whether information is material, the SEC and other regulators will view the information after-the-fact with the benefit of hindsight. As a result, in determining whether any information is material, we will and you should carefully consider whether regulators and others might view the information as being material in hindsight, with the benefit of all relevant information that later becomes available. For example, if there is a significant change in the Company’s stock price following release of certain information, that information will likely be determined to have been material when viewed with the benefit of hindsight.

In addition to addressing the relevant statutes and regulations in this area, we are adopting this Policy to avoid even the appearance of improper conduct on the part of anyone employed by or associated with the Company and certain related persons, not just members of senior management.

III.
The Consequences of Insider Trading

The consequences of insider trading violations can be severe:

For individuals who trade while in possession of material non-public information or tip/give such information to others:

•
a civil penalty of up to three times the profit gained or loss avoided;
•
a criminal fine (no matter how small the profit) of up to $5 million; and
•
a jail term of up to 20 years.

These penalties may apply even if the individual is not a member of the Board of Directors or an officer of the Company (i.e. junior scientist). Moreover, if an employee violates this Policy, he or she may also be subject to Company-imposed sanctions, including termination for cause.

For a Company (as well as possibly any supervisory person) that fails to take appropriate steps to prevent illegal trading:

•
a civil penalty of the greater of $1 million or three times the profit gained or loss avoided as a result of the employee’s violation; and
•
a criminal penalty of up to $25 million.

Any of the above consequences, including an SEC investigation that does not result in prosecution, can tarnish the Company’s or an individual’s reputation and irreparably damage a career.

IV.
Our Policy
A.
Rule 10b5-1 Trading Plans. Notwithstanding the restrictions and prohibitions on trading in the Company’s securities set forth in this Policy, persons subject to this Policy are permitted to effect transactions in the Company’s securities pursuant to approved trading plans established under Rule 10b5-1 of the Securities Exchange Act of 1934, as amended (“10b5-1 Plan”), which may include transactions during the prohibited periods discussed below. Rule 10b5-1 requires that these transactions be made pursuant to a plan that was established while the person was not in possession of material non-public information, and the SEC requires that these plans may not be entered into during any applicable Company-imposed black-out period.

In order to comply with this Policy, the Company must pre-approve any such 10b5-1 Plan prior to its effectiveness. After a 10b5-1 Plan is approved, you must wait for a cooling-off period before the first trade is made under the 10b5-1 Plan, the length of which will be determined by the Policy Administrator. Once the 10b5-1 Plan is adopted, you must not exercise any influence over the amount of securities to be traded, the price at which they are to be traded or the dates of the trades. The 10b5-1 Plan must either specify the amount, pricing and timing of transactions in advance, or delegate discretion on these matters to an independent third party. Any modification of a 10b5-1 Plan is the equivalent of entering into a new 10b5-1 Plan and cancelling the old 10b5-1 Plan. Company Personnel seeking to establish, modify or cancel a 10b5-1 Plan should contact the Policy Administrator. The Company has established Rule 10b5-1 Guidelines, which is available on the Company’s intranet and must be complied with by all Company Personnel who intend to establish a valid and effective 10b5-1 Plan.

B.
General Prohibition on Trading. Company Personnel and Related Persons (as defined below in this Section IV) may not buy or sell securities of the Company while in possession of material non-public information or engage in any other action to take advantage of, or pass on to others, that information, subject to the specific exceptions noted below in this Section IV under the caption “Exceptions for Certain Transactions.”
C.
Transactions by Family Members, Others in Your Household and Entities You Control. The restrictions in this Policy also apply to (1) immediate family members who reside with you; (2) others living in your household (whether or not related to you); (3) family members who do not live in your household but whose transactions in the Company’s securities are directed by you or are subject to your influence or control (e.g., parents or children who consult with you before they trade in the Company’s securities); and (4) any entities that you influence or control, including any corporations, limited liability companies, partnerships or trusts (each person or entity identified in clauses (1) – (4), a “Related Person”). SEC regulations specifically provide that any material non-public information about the Company communicated to any spouse, parent, child or sibling is considered to have been communicated under a duty of trust or confidence; and that any trading in the Company’s securities by such family members while they are aware of such information may, therefore, violate insider trading laws and regulations. Company Personnel are expected to be responsible for the compliance of all Related Persons with this Policy. This means that, to the extent such Related Persons of Company Personnel intend to trade in the Company’s securities, the Related Persons need to comply with the black-out periods and all other restrictions in this Policy. Furthermore, you should not participate in any investment club (i.e., groups of people who pool their money to make investments) that may invest in the Company’s securities.
D.
Other Companies’ Non-public Information. This Policy also applies with equal force to information relating to any other company, including our partners, collaborators, vendors or suppliers, obtained by Company Personnel during the course of their service to, or employment by, the Company. Specifically, no Company Personnel who, in the course of work on behalf of the Company, learns of material non-public information about a company with which the Company does business may trade in the other company’s securities until the information becomes public or is no longer material.
E.
Personal or Independent Reasons Are Not Exceptions. Transactions in the Company’s securities that may be necessary or justifiable for independent reasons (such as the need to raise money for an emergency expenditure) are no exception. Even the appearance of an improper transaction must be avoided to preserve our reputation for adhering to the highest standards of conduct.
F.
Policy Administrator. This Policy shall be administered by the “Policy Administrator,” who shall be the Company’s General Counsel, and if such person is not available, then the Company’s Chief Financial Officer shall serve as the alternate Policy Administrator. The Policy Administrator may, however, change from time to time.
I.
Exceptions for Certain Transactions.
(1)
Gifts. Bona fide gifts are not transactions that are subject to this Policy, unless the person making the gift (the donor) has reason to believe that the recipient of the gift intends to sell the Company’s securities while the donor is in possession of material non-public information.
(2)
Mutual Funds. Transactions in mutual funds that are invested in the Company’s securities are not transactions subject to this Policy.

(3)
Transactions Involving Company Equity Plans. Except as otherwise noted below, this Policy does not apply to the following transactions:1/
•
Stock Option Exercises. This Policy does not apply to the exercise of an employee stock option acquired pursuant to the Company’s equity plans (payment of the exercise price in cash), or to the exercise of a tax withholding right pursuant to which a person has elected to have the Company withhold shares subject to an option to satisfy tax withholding requirements. This Policy does apply, however, to any sale of stock as part of a broker-assisted cashless exercise of an option, or any other market sale of stock for the purpose of generating the cash needed to pay the exercise price and or taxes upon the exercise of an option.
•
Restricted Stock Awards and Restricted Stock Unit Awards. This Policy does not apply to the vesting of restricted stock or restricted stock units, or the exercise of a tax withholding right pursuant to which a person elects to have the Company withhold shares of stock to satisfy tax withholding requirements upon the vesting of any restricted stock or restricted stock unit. This Policy does apply, however, to any market sale of restricted stock or shares received upon vesting of restricted stock units to satisfy tax obligations or otherwise2.
•
Employee Stock Purchase Plan. This Policy does not apply to purchases of the Company’s securities under an employee stock purchase plan. This Policy does apply, however, to subsequent sales or other transfers of such securities.
•
Other Transactions with the Company. Any other purchase of the Company’s securities from the Company or sales of the Company’s securities to the Company are not subject to this Policy.
V.
Individual Responsibility

Persons subject to this Policy have ethical and legal obligations to maintain the confidentiality of information about the Company and to not engage in transactions in the Company’s securities while in possession of material non-public information. Each individual is responsible for making sure that he or she complies with this Policy, and that any Related Person, whose transactions are subject to this Policy, also comply with this Policy. In all cases, the responsibility for determining whether an individual is in possession of material non-public information rests with that individual, and any action on the part of the Company, the Policy Administrator or any other employee or director pursuant to this Policy (or otherwise) does not in any way constitute legal advice or insulate an individual from liability under applicable securities laws. You may be subject to legal penalties and disciplinary action by law enforcement officials and/or the Company for any conduct prohibited by this Policy or applicable securities laws, as described in Section III above.

1 References to “stock” were purposely not changed to “share” in the bullets in Section (I)(3) for ease of reference, word-searching and individuals’ familiarity with U.S. parlance and concepts, which are the same under Singapore law, notwithstanding the use of the word “share” in Singapore instead of “stock.”

2 The Company requires employees to “sell-to-cover” their tax withholding obligation upon the vesting of restricted stock units. Therefore, the Company has implemented an omnibus 10b5-1 Plan to satisfy tax obligations.

A.
Tipping Information to Others. Company Personnel must not disclose non-public information about the Company to others outside the Company who do not have an obligation to maintain the confidentiality of such information. If the outsider trades on such information, penalties for insider trading may apply in these situations whether or not you derive any monetary benefit from the other person’s trading activities. Material non-public information is often inadvertently disclosed or overheard in casual, social conversations. Please take care to avoid such disclosures.
B.
Prevention of Insider Trading by Others. If you become aware of a potential insider trading violation, you must immediately advise our Policy Administrator and/or report the matter using the Company’s anonymous whistleblower reporting procedures3. You should also take steps, where appropriate, to prevent persons under your supervision and/or control from using material non-public information for trading purposes. Moreover, Company-imposed sanctions, including termination for cause, could result if any Company Personnel fails to comply with this Policy.
C.
Confidentiality. Serious problems could be caused for the Company by the unauthorized disclosure of internal information about the Company, whether or not for the purpose of facilitating improper trading in the Company’s securities. Company Personnel should not discuss internal Company matters or developments (whether or not you think such information is material) with anyone outside of the Company (including, but not limited to, family, friends, business associates, investors and expert consulting firms), except as required in the performance of regular corporate duties. This prohibition applies specifically (but not exclusively) to inquiries about the Company that may be made by the financial press, investment analysts or others in the financial community and also includes posting material non-public information on any social media outlets such as Facebook, Twitter, etc. It is important that all such communications on behalf of the Company be made only through an authorized officer under carefully controlled circumstances. Unless you are expressly authorized to the contrary, if you receive any inquiries of this nature, you should decline comment and refer the inquirer to someone authorized to communicate on the Company’s behalf. Please review the Company’s communications policy, which governs all public communications with people outside the Company.
VI.
Additional Prohibited Transactions

Because we believe it is generally improper and inappropriate for Company Personnel and Related Persons to engage in short-term or speculative transactions involving the Company’s securities, it is our policy that Company Personnel and Related Persons not engage in any of the following activities, except in each case in limited circumstances with prior approval of the Policy Administrator:

•
trading in the Company’s securities on a short-term basis. Any of the Company’s securities purchased in the open market must be held for a minimum of six months and ideally longer;
•
short sales of the Company’s securities;
•
use of the Company’s securities to secure a margin or other loan, such as a pledge, except in the limited circumstances set forth below with prior approval of the Policy Administrator;
•
transactions in straddles, collars or other similar risk reduction or hedging devices; and
•
transactions in publicly-traded options relating to the Company’s securities (i.e., options that are not granted by the Company).

3 You may report violations of this Policy on a confidential or anonymous basis by contacting the General Counsel, Chief Compliance Officer, Chief Financial Officer, Chairman of the Audit Committee by mail or email or through https://www.whistleblowerservices.com/wve. In addition, the Company has established a toll-free telephone number (844-400-9479) where you can leave a recorded message about any violation or suspected violation of the Policy.

Pledges of the Company’s Securities. No Company Personnel or Related Person may purchase the Company’s securities on margin, borrow against the Company’s securities held in a margin account, or pledge the Company’s securities as collateral for a loan; provided, however, that (i) any pledge arrangement that existed prior to the adoption of this Policy is “grandfathered in” under this Policy and need not be unwound solely due to the adoption of this Policy; and (ii) exceptions may be granted for pledge arrangements where Company Personnel wish to pledge the Company’s securities as collateral for a loan (other than a margin loan) and can demonstrate the financial wherewithal to repay the loan without having to resort to the pledged securities. Any Company Personnel or Related Person who wishes to pledge the Company’s securities as collateral for a loan must submit a request for pre-approval to the Policy Administrator.

VII.
Post-Termination Transactions

This Policy will no longer apply after termination of service to the Company, subject to the following caveats. If an individual is in possession of material non-public information when his or her service terminates (likely to be the case), that individual may not trade in the Company’s securities until that information has become public or is no longer material, and it would be prudent for the individual, if he or she is subject to a black-out period upon termination of service, to refrain from trading until those black-out restrictions no longer apply to Company Personnel. Former Company employees are encouraged to speak with the Policy Administrator if they have any questions prior to transacting in the Company’s securities.

VIII.
Company Assistance

Any person who has any questions about specific transactions or this Policy in general may obtain additional guidance from the Policy Administrator. Remember, however, the ultimate responsibility for adhering to this Policy and avoiding improper transactions rests with you. In this regard, please use your best judgment when considering a transaction in the Company’s securities.

IX.
Certifications

As a condition to employment, all employees will be required to certify their understanding of, and intent to comply with, this Policy. Certain Company Personnel may be asked to certify compliance periodically.

WAVE LIFE SCIENCES LTD.

Insider Trading Policy

Certification

I, __________________________________________________, do hereby certify that:

(Print Name Above)

1.
I have received and read the Insider Trading Policy of Wave Life Sciences Ltd. (the “Policy”), which was distributed with this Certification.
2.
I understand the Policy.
3.
I have complied and will continue to comply with the terms of the Policy and applicable U.S. federal securities laws regarding insider trading.

Date:
(Signature)

Capitalized terms used and not defined herein have the meanings ascribed to them in the Policy.

ALL COMPANY PERSONNEL ARE REQUIRED TO SIGN, DATE AND RETURN THIS CERTIFICATION TO THE POLICY ADMINISTRATOR. FAILURE TO DO SO MAY RESULT IN DISCIPLINARY ACTION.

Appendix A to Insider Trading Policy

The following guidelines, which served as part of Wave’s Insider Trading Policy prior to August 3, 2017, are incorporated into this Appendix A as helpful guidance as we continue to enforce this Policy.

A.
When Information Becomes Public. This Policy applies to material non-public information about the Company, which means that trading is permitted, subject to receiving pre-clearance, once the information becomes known to the public (unless some other Company policy or legal obligation restricts trading at that time). Because the Company’s shareholders and the investing public should be afforded time to receive and absorb information, as a general rule you should not engage in any transactions until the beginning of the second business day after material information has been released. Therefore, if an announcement is made before the market opens on a Monday, then Wednesday generally would be the first day on which you may trade. If an announcement is made before the market opens on a Friday, then Tuesday generally would be the first day on which you may trade. However, if the information released is complex, such as a major financing or other significant transaction, it may be necessary to allow additional time for the information to be absorbed by the investing public. In addition, we have established specified black-out periods, as described below.
B.
Pre-Clearance of Trades Required by All Company Personnel. In order to ensure compliance with this Policy and with any Section 16 reporting requirements, all transactions in the Company’s securities proposed to be conducted by all Company Personnel (including, for example, sales, purchases, gifts and other transfers, whether or not for value4/), including the entry into 10b5-1 Plans (as further described and defined below), must be pre-cleared by the Policy Administrator.5/ If you are contemplating a transaction in the Company’s securities, you must seek (and obtain) pre-clearance from the Policy Administrator or other designated individual prior to executing the transaction. The Policy Administrator will use his or her reasonable best efforts to respond to the pre-clearance request by providing pre-clearance, denying pre-clearance or seeking additional information to better assess the request within two business days. You must wait to receive pre-clearance before executing the transaction. Neither the Company nor the Policy Administrator shall be liable for any delays that may occur due to the pre-clearance process. If the transaction is pre-cleared by the Policy Administrator, it must be executed by the end of the second business day after receipt of pre-clearance is provided, or by such other deadline as is specified in the response to the pre-clearance, as circumstances require. Notwithstanding receipt of pre-clearance for a specified transaction, if you become aware of material non-public information about the Company after receiving pre-clearance but prior to executing the transaction, you may not execute the transaction. The responsibility for determining whether you are in possession of material non-public information rests with you, as discussed below in Section V. If you are a Section 16 reporting person, promptly following execution of the transaction, but in no event later than the end of the first business day after the execution of the transaction, you must notify the Policy Administrator and provide details regarding the transaction sufficient to complete the required Section 16 filing, which is due by the end of the second business day following the execution of the transaction. Please note that pre-clearance does not provide Company Personnel with immunity from investigation or suit. It is the responsibility of the individual to comply with federal securities regulations.
C.
Prohibited Trading Periods. While it is never permissible to trade based on material non-public information, we are implementing the following procedures to help prevent inadvertent violations of this Policy and avoid even the appearance of an improper transaction (which could result, for example, where Company Personnel or Related Persons engage in a trade while unaware of a pending major development). Therefore, Company Personnel and Related Persons are subject to additional trading procedures and restrictions, which are set forth below.

4 Note here that gifts or other transfers of Company securities require pre-approval from the Policy Administrator, even though they may not be explicitly covered transactions under other portions of the Policy.

5 For the avoidance of doubt, this pre-clearance requirement does not apply to funds affiliated with individuals serving on the Company’s Board of Directors.

(1)
Company Wide Black-Out Periods Applicable to All Company Personnel and Related Persons. All Company Personnel and Related Persons are prohibited from trading in any of the Company’s securities during the following periods:
•
from the time each such individual becomes aware of the material information (the black-out start times often vary), until the beginning of the second business day after the day the Company has made a public announcement of material information, including earnings releases, unless the information released is complex, in which case it may be necessary to extend this period; and
•
during other specified periods when significant developments or announcements are anticipated.

Of course, even during periods when trading is permitted, no one, including persons or entities who do not fall within the definition of Related Persons, should trade in the Company’s securities if he or she possesses material non-public information.

(2)
Additional Black-Out Periods Applicable to the Board of Directors, Officers, Designated Company Personnel and Related Persons. Members of the Company’s Board of Directors, officers, certain Company Personnel as designated from time to time (for example, depending on the type of additional black-out period, financial team members, business development team members, and clinical development team members, among others) and the Related Persons of such individuals are also subject to additional trading procedures and restrictions during the following periods:
•
Financial Calendar Driven Black-Out Periods: the periods beginning on the first day after the close/end of each fiscal quarter until the beginning of the second business day after the release of the Company’s financial results for each quarter and, in the case of the fourth quarter, financial results for the year end; and
•
Event Driven Black-Out Periods: any other periods, including material business development transactions and data readouts, among others, as determined by the Company.